

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 7, 2018

<u>Via E-mail</u>
Mr. Greggory W. Branning
Chief Financial Officer
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240

> **RE: CSW Industrials, Inc.**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed June 14, 2017**
> **File No. 1-37454**

Dear Mr. Branning:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction